UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 21, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Interim Report NXP Semiconductors N.V., dated August 21, 2012, as of and for the period ended July 1, 2012.

Exhibits

1.	Interim Report NXP Semiconductors N.V., dated August 21, 2012, as of and for the period ended July 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 21th day of August 2012.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

JULY 1, 2012

August 21, 2012

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the direct ownership of 100% of the share of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5500.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Business segments

The Company is organized into three reportable segments in compliance with Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”. We have two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements.

•

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges not allocated to HPMS and SP and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling to divested businesses, and software solutions for mobile phones, the “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

[-4]

Results of Operations

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Revenue	1,121	1,094	2,203	2,072
% nominal growth	0.2	(2.4)	0.0	(5.9)
Gross profit	523	538	1,029	962
Research and development	(165)	(156)	(319)	(304)
Selling, general and administrative	(229)	(231)	(463)	(453)
Other income (expense)	4	5	(6)	6

Operating income (loss)	133	156	241	211

Revenue

The following table presents revenue and revenue growth by segment for the three months and YTD ended July 1, 2012 and July 3, 2011. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q2 2011		Q2 2012		YTD 2011		YTD 2012
	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %

HPMS	779	8.3	803	3.1	1,521	7.6	1,513	(0.5)
SP	246	18.8	219	(11.0)	483	19.0	421	(12.8)
Manufacturing Operations	83	(46.1)	62	(25.3)	175	(33.5)	119	(32.0)
Corporate and Other	13	—	10	—	24	—	19	—

Total	1,121	0.2	1,094	(2.4)	2,203	0.0	2,072	(5.9)

The revenue discussion below is qualitative in nature as it pertains to price, volume and mix analyses. Traditional price, volume and mix analysis is not practicable due to the diversity of our product lines and the rapid evolution of technology, including the frequent integration of additional functionality on a single integrated circuit.

Q2 2012 compared to Q2 2011

Revenue was $1,094 million in the second quarter of 2012, compared to $1,121 in the second quarter of 2011, a nominal decline of 2.4%. The revenue of our HPMS segment increased by $24 million or 3.1% compared to the second quarter of 2011. This increase in revenue was offset by a decline in our other market oriented segment, SP as well as in Manufacturing Operations and Corporate and Other.

In our HPMS segment the increase in revenue of $24 million was primarily driven by the accelerated ramp up of our mobile transactions products within our emerging Identification business, increased volumes associated with our secure identity business and increased demand for our high speed interface products within our Portable and Computing end market. These increases were partially offset by price declines across most of our product lines as well as weaker demand for our High Performance RF products due to the slowdown of the replacement of 2G/3G cellular base stations with 4G cellular base stations by mobile operators. Revenue was also impacted by unfavorable foreign currency.

Our SP segment experienced lower revenue of $27 million in the second quarter of 2012 compared to the second quarter of 2011 primarily as a result of pricing pressure for small signal diodes and power discretes and unfavorable foreign currency.

The decline in revenue from our Manufacturing Operations was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses.

[-5]

YTD 2012 compared to YTD 2011

Revenue was $2,072 million in the first six months of 2012 compared to $2,203 million in the first six months of 2011. Revenue was lower across all our segments. Revenue of our combined market oriented segments, HPMS and SP, decreased by $70 million or 3.5% compared to the first six months of 2011.

In our HPMS segment, revenue decreased $8 million to $1,513 million for the six months ended July 1, 2012 compared to the same prior year period. The decrease was primarily attributable to price declines across most of our product lines, unfavorable foreign currency as well as weaker demand for our High Performance RF products due to the slowdown of the replacement of 2G/3G cellular base stations with 4G cellular base stations by mobile operators and lower volumes associated with our microcontrollers business. These decreases were partially offset by the accelerated ramp up of our mobile transactions products within our emerging Identification business, increased demand for our secure identity business and increased volumes for our power and lighting solutions.

Our SP segment experienced lower revenue as a result of lower pricing and volume declines for small signal diodes, price reductions for power discretes and unfavorable foreign currency.

The decline in revenue from our Manufacturing Operations was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses.

Gross Profit

The following table presents gross profit by segment for the three months and YTD ended July 1, 2012 and July 3, 2011.

	Q2 2011		Q2 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue

HPMS	433	55.6	465	57.9	855	56.2	829	54.8
SP	92	37.4	66	30.1	179	37.1	124	29.5
Manufacturing Operations	(15)	(18.1)	(3)	(4.8)	(29)	(16.6)	(10)	(8.4)
Corporate and Other	13	100.0	10	100.0	24	100.0	19	100.0

Total	523	46.7	538	49.2	1029	46.7	962	46.4

Q2 2012 compared to Q2 2011

Gross profit in the second quarter of 2012 increased $15 million to $538 million or 49.2% of revenue compared to $523 million or 46.7% of revenue in the second quarter of 2011. The increase in gross profit was mainly attributable to volume increases, reversal of a partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award, partially offset by price declines, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, unfavorable foreign currency and increased royalty costs of $9 million.

Factory utilization declined marginally in the second quarter of 2012 to 92% compared to 94% in the second quarter of 2011.

Gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations for each period.

The PPA effect included in our gross profit in the second quarter of 2012 was $9 million, compared to $3 million in the second quarter of 2011. Also included in our gross profit were restructuring and other incidental items amounting to an expense of $9 million in the second quarter of 2012 compared to expense of $10 million in the second quarter of 2011.

[-6]

Gross profit in our HPMS segment was $465 million in the second quarter of 2012, or 57.9% of revenue, compared to $433 million, or 55.6% of revenue, in the second quarter of 2011. The increase in gross profit was mainly attributable to volume increases and reversal of a partial accounts receivable valuation allowance of $51 million as a result of accounts receivable amounts following a legal award, partially offset by price declines, unfavorable foreign currency, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, increased royalty costs of $8 million mainly for our Identification business and increased expenses for restructuring and incidental items of $7 million.

Gross profit in our SP segment was $66 million, or 30.1% of revenue, compared to $92 million or 37.4% of revenue in the second quarter of 2011. The decline in gross profit in our SP segment was mainly due to higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, lower pricing and unfavorable foreign currency.

YTD 2012 compared to YTD 2011

Gross profit in the first six months of 2012 amounted to $962 million, or 46.4% of revenue, compared to $1,029 million, or 46.7% of revenue, in the first six months of 2011. The decline in gross profit was mainly driven by price declines, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, unfavorable foreign currency and increased royalty costs of $19 million. These declines were partially offset by volume increases and reversal of a partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award.

The PPA effect included in our gross profit in the first six months of 2012 was $14 million, compared to $6 million in the first six months of 2011. Also included in our gross profit were expenses for restructuring and other incidental items of $13 million in the first six months of 2012 compared to expenses of $18 million in the first six months of 2011.

Gross profit in our HPMS segment was $829 million in the first six months of 2012, or 54.8% of revenue, compared to $855 million, or 56.2% of revenue, in the first six months of 2011. The decrease in gross profit was driven by price reductions, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, unfavorable foreign currency, increased royalty costs of $18 million mainly for our Identification business and increased expenses for restructuring and incidental items of $7 million. These decreases were partially offset by volume increases and reversal of a partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award.

Gross profit in our SP segment was $124 million, or 29.5% of revenue, compared to $179 million or 37.1% of revenue in the first six months of 2011. The decline in gross profit in our SP segment was primarily due to higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, price reductions, lower volumes, and unfavorable foreign currency.

[-7]

Operating expenses

The following table presents operating expenses by segment for the three months and YTD ended July 1, 2012 and July 3, 2011.

	Q2 2011		Q2 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	322	41.3	306	38.1	622	40.9	599	39.6
SP	49	19.9	50	22.8	99	20.5	99	23.5
Manufacturing Operations	5	6.0	4	6.5	10	5.7	8	6.7
Corporate and Other	18	138.5	27	270	51	212.5	51	268.4

Total	394	35.1	387	35.4	782	35.5	757	36.5

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Research and development	(165)	(156)	(319)	(304)
Selling, general and administrative	(229)	(231)	(463)	(453)

Operating expenses	(394)	(387)	(782)	(757)

Q2 2012 compared to Q2 2011

Operating expenses in the second quarter of 2012 decreased $7 million or 2%, to $387 million from $394 million in the second quarter of 2011. The lower operating expenses are due primarily to benefits from the impact of foreign currency and lower PPA effects of $5 million due to the absence of amortization related to certain intellectual property sold in the current quarter partially offset by higher salary and benefit costs associated with our increased headcount of $6 million and higher restructuring and incidental items of $6 million.

HPMS operating expenses decreased $16 million or 5% in the three months ended July 1, 2012 to $306 million from $322 million in the three months ended July 3, 2011. The reduction was a result of favorable foreign currency, lower research and development costs due to increased non-recurring engineering costs charged to customers of $3 million, lower material costs of $3 million and lower PPA effects of $2 million partially offset by higher salary and benefit costs associated with increased headcount of $5 million and higher restructuring and incidental items of $2 million.

Operating expenses in our SP and Manufacturing and Operations segments in the current quarter were essentially flat compared to the prior year period.

YTD 2012 compared to YTD 2011

Operating expenses decreased $25 million or 3%, to $757 million in the first six months of 2012, from $782 million in the first six months of 2011. The decrease is due to benefits from the impact of foreign currency and lower PPA effects of $11 million partially offset by higher salary and benefit costs associated with our increased headcount of $16 million and higher restructuring and incidental costs of $3 million

Operating expenses in our HPMS segment were $599 million in the first six months of 2012, a decrease of $23 million or 4%, from $622 million in the first six months of 2011. The reduction was a result of favorable foreign currency, lower research and development costs due to increased non-recurring engineering costs charged to customers of $6 million, lower material costs of $3 million and lower PPA effects of $6 million partially offset by higher salary and benefit costs associated with increased headcount of $13 million and higher restructuring and incidental items of $2 million.

[-8]

Operating expenses in our SP and Manufacturing and Operations segments declined slightly in the current quarter to $107 million from $109 million in the prior year period.

Other income (expense)

The following table presents other income (expense) for the three months and YTD ended July 1, 2012 and July 3, 2011.

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Other income (expense)	4	5	(6)	6

Q2 2012 compared to Q2 2011

The increase in other income for the three months ended July 1, 2012 was not material.

YTD 2012 compared to YTD 2011

Other income (expense) reflects income of $6 million for the six months ended July 1, 2012 compared to $6 million of expense for the six months ended July 3, 2011 primarily due to the absence of a $13 million loss on the sale of assets in the current year period compared to the prior year period.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended July 1, 2012 and July 3, 2011.

	Q2 2011		Q2 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	112	14.4	159	19.8	233	15.3	230	15.2
SP	47	19.1	18	8.2	82	17.0	27	6.4
Manufacturing Operations	(18)	(21.7)	(5)	(8.1)	(34)	(19.4)	(15)	(12.6)
Corporate and Other	(8)	—	(16)	—	(40)	—	(31)	—

Total	133	11.9	156	14.3	241	10.9	211	10.2

The table below depicts the PPA effects for the three months and YTD ended July 1, 2012 and July 3, 2011 by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Gross profit	(3)	(9)	(6)	(14)
Selling, general and administrative	(69)	(64)	(139)	(128)

Operating income (loss)	(72)	(73)	(145)	(142)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

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The table below summarizes the PPA effects for the three months and YTD ended July 1, 2012 and July 3, 2011 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

HPMS	(50)	(54)	(102)	(104)
SP	(15)	(13)	(29)	(26)
Manufacturing Operations	(7)	(6)	(14)	(12)
Corporate and Other	—	—	—	—

Total	(72)	(73)	(145)	(142)

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Operating income (loss)	133	156	241	211
Financial income (expense)	(19)	(178)	82	(251)
Benefit (provision) for income taxes	—	(7)	1	(2)
Result equity-accounted investees	(15)	(45)	(37)	(44)
Discontinued operations	(2)	—	11	1

Net income (loss)	97	(74)	298	(85)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q2 2011	Q2 2012	YTD 2011	YTD 2012

Interest income	1	1	2	2
Interest expense	(80)	(71)	(162)	(148)
Foreign exchange results	85	(104)	275	(51)
Extinguishment of debt	(14)	—	(14)	(36)
Other	(11)	(4)	(19)	(18)

Total	(19)	(178)	82	(251)

Q2 2012 compared to Q2 2011

Financial income and expense was an expense of $178 million in the second quarter of 2012, compared to an expense of $19 million in the second quarter of 2011. Unfavorable foreign exchange results of $104 million in the second quarter of 2012 included a loss of $113 million, resulting from a change in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar denominated debt, which reside in a EURO functional currency entity, compared to a gain of $85 million in the second quarter of 2011. The decline in net interest expense was mainly related to lower average debt outstanding in the second quarter of 2012 compared to the second quarter of 2011. The second quarter of 2011 included a loss of $14 million resulting from the buy-back.

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YTD 2012 compared to YTD 2011

Financial income and expense was an expense of $251 million in the first six months of 2012, compared to a gain of $82 million in the first six months of 2011. Unfavorable foreign exchange results of $51 million in the first six months of 2012 included a loss of $65 million, resulting from a change in foreign exchange rates mainly applicable to the re-measurement of our U.S. dollar denominated debt, which reside in a EURO functional currency entity, compared to a gain of $275 million in the first six months of 2011. Debt extinguishment costs also increased in the first six months of 2012 compared to the same period in 2011. The increased expenses were partially offset by the decline in net expense which was mainly related to lower average debt outstanding in the six months ended July 1, 2012 compared to the same period in the prior year.

Benefit (provision) for income taxes

Q2 2012 compared to Q2 2011

The effective income tax rates for the three months ended July 1, 2012 and July 3, 2011 were (31.8)% and zero, respectively. The effective tax rate for the three months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions for which a tax benefit is not recognized due to a full valuation allowance against the related deferred tax assets. The effective tax rate for the three months ended July 3, 2011 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions with a full valuation allowance.

YTD 2012 compared to YTD 2011

The effective income tax rates for the six months ended July 1, 2012 and July 3, 2011 were (5.0)% and (0.3)%, respectively. The effective tax rate for the six months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions for which a tax benefit is not recognized due to a full valuation allowance against the related deferred tax assets, partially offset by an extension of a tax holiday in one of our jurisdictions. The effective tax rate for the six months ended July 3, 2011 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions with a full valuation allowance.

Results relating to equity-accounted investees

Q2 2012 compared to Q2 2011

Results relating to the equity-accounted investees amounted to a loss of $45 million in the second quarter of 2012, compared to a loss of $15 million in the second quarter of 2011. The loss in 2012 primarily reflects extra provisions to the amount of $46 million for litigations, claims and proceedings. In 2011 the loss was mainly related to our investment in Trident.

YTD 2012 compared to YTD 2011

Results relating to the equity-accounted investees amounted to a loss of $44 million in the first six months of 2012, compared to a loss of $37 million in the first six months of 2011. The loss in 2012 primarily reflects extra provisions to the amount of $46 million for litigations, claims and proceedings. In 2011 the loss was mainly related to our investment in Trident.

Income (loss) on discontinued operations

Q2 2012 compared to Q2 2011

There was no income on discontinued operations in the second quarter of 2012, compared to a loss of $2 million in the second quarter of 2011. The result in the second quarter of 2011 related entirely to the results of our Sound Solutions business, which was sold during 2011.

[-11]

YTD 2012 compared to YTD 2011

The income on discontinued operations, net of taxes was $1 million in the first six months of 2012 compared to $11 million in the first six months of 2011. This related entirely to the results of our Sound Solutions business, which was sold during 2011.

Non-controlling interests

Q2 2012 compared to Q2 2011

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly, SSMC. The share of non-controlling interest amounted to a profit of $16 million in the second quarter of 2012, compared to a profit of $13 million in the second quarter of 2011.

YTD 2012 compared to YTD 2011

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly, SSMC. The share of non-controlling interest amounted to a profit of $29 million in the first six months of 2012, compared to a profit of $27 million in the first six months of 2011.

Employees

The following tables provide an overview of the number of full-time employees by segment and geographic area at July 1, 2012 and December 31, 2011.

(number of full-time employees)	December 31, 2011	July 1, 2012

HPMS	3,037	3,211
SP	1,745	1,785
Manufacturing Operations	14,860	16,353
Corporate and Other	4,018	4,039

Total	23,660	25,388

(number of full-time employees)	December 31, 2011	July 1, 2012
Europe and Africa	6,932	7,114
Americas	532	532
Greater China	6,805	7,438
Asia Pacific	9,391	10,304

Total	23,660	25,388

[-12]

Liquidity and Capital Resources

At the end of the second quarter of 2012, our cash balance was $837 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,146 million of liquidity as of July 1, 2012. Since December 31, 2011 our cash balance increased by $94 million.

Capital expenditures increased in the second quarter of 2012 compared to the second quarter of 2011 from $71 million to $74 million.

Our July 1, 2012 cash balance included $192 million held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner. In the second quarter of 2012 a dividend of $100 million was distributed by SSMC.

Since December 2011, our total debt has increased from $3,799 million to $3,819 million as of July 1, 2012. Short term debt as of the second quarter of 2012 was $52 million in line with December 2011. It mainly consists of a local bank borrowing by our Chinese subsidiary.

Cash Flow from Operating Activities

Net cash provided by operating activities was $366 million and $78 million for the six months ended July 1, 2012 and July 3, 2011, respectively. The improvement is primarily attributable to lower cash outflows related accounts payable and accrued liabilities and the receipt of $59 million in 2012 following a legal award.

Cash Flow from Investing Activities

Net cash used for investing activities was $127 million in the first six months of 2012 compared to $125 million in the first six months of 2011. The investing activities in the first six months of 2012 mainly relate to capital expenditures of $113 million and the purchase of intangible assets for $14 million. Net cash used for investing activities in the first half of 2011 primarily included gross capital expenditure of $135 million offset by proceeds of $13 million from disposals of property, plant and equipment.

Cash Flow from Financing Activities

Net cash used for financing activities in the first half of 2012 was $107 million compared to $31 million in the first half of 2011. Cash flows related to financing transactions in the first half of 2012 and first half of 2011 are primarily related to the financing activities described below under the captions 2012 Financing Activities and 2011 Financing Activities, respectively. In addition to the financing activities described below, net cash used for financing activities in the first half of 2012 includes the use of $39 million for dividends paid to non-controlling interests and $37 million used for the purchase of treasury shares. The 2011 period reflects the use of $67 million to pay dividends to non-controlling interests.

YTD 2012 Financing Activities

2019 Term Loan

On March 19, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our existing Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

[-13]

2017 Revolving Credit Facility

On April 27, 2012, NXP concluded a new Senior Secured Revolving Credit Agreement (“RCA”) under which it borrowed $330 million to settle and close its existing Revolving Credit Facility.

YTD 2011 Financing Activities

2017 Term Loan

On March 4, 2011, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a $500 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2017, which was drawn in the second quarter of 2011, on April 5, 2011. The Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $497 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with available borrowing capacity under the Secured Revolving Credit Facility of $200 million, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, $100 million of 2013 Dollar Floating Rate Secured Notes and €143 million of 2013 Euro Floating Rate Secured Notes as well as pay related call premiums of $14 million and accrued interest of $16 million.

Cash Flow from Discontinued Operations

Net cash used for discontinued operations in the first half of 2012 was $45 million reflecting a payment of $45 million to Dover Corporation related to outstanding commitments on the sale of the Sound Solution business. In 2011 net cash used for discontinued operations was $2 million.

Contractual Obligations

Other than the $475 million 2019 Term Loan entered into in Q1 2012, no material changes in our contractual obligations occurred since December  31, 2011.

Off-balance Sheet Arrangements

At the end of the second quarter of 2012, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Subsequent Events

On July 27, 2012 NXP repaid $ 200 million of the $330 million which it borrowed under the RCA.

Eindhoven, August 21, 2012

Board of directors

[-14]

Interim consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2011	July 1, 2012	July 3, 2011	July 1, 2012

Revenue	1,121	1,094	2,203	2,072
Cost of revenue	(598)	(556)	(1,174)	(1,110)

Gross profit	523	538	1,029	962

Research and development	(165)	(156)	(319)	(304)
Selling, general and administrative	(229)	(231)	(463)	(453)
Other income (expense)	4	5	(6)	6

Operating income (loss)	133	156	241	211

Financial income (expense):
– Extinguishment of debt	(14)	—	(14)	(36)
– Other financial income (expense)	(5)	(178)	96	(215)

Income (loss) before income taxes	114	(22)	323	(40)

Benefit (provision) for income taxes	—	(7)	1	(2)
Results relating to equity-accounted investees	(15)	(45)	(37)	(44)

Income (loss) from continuing operations	99	(74)	287	(86)

Income (loss) on discontinued operations, net of tax	(2)	—	11	1

Net income (loss)	97	(74)	298	(85)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	84	(90)	271	(114)
Net income (loss) attributable to non-controlling Interests	13	16	27	29

Net income (loss)	97	(74)	298	(85)

Earnings per share data:
Basic earnings per common share attributable to stockholders in $
Income (loss) from continuing operations	0.35	(0.36)	1.04	(0.46)
Income (loss) from discontinued operations	(0.01)	—	0.04	—
Net income (loss)	0.34	(0.36)	1.08	(0.46)
Diluted earnings per common share attributable to stockholders in $
Income (loss) from continuing operations	0.34	(0.36)	1.02	(0.46)
Income (loss) from discontinued operations	(0.01)	—	0.04	—
Net income (loss)	0.33	(0.36)	1.06	(0.46)

Weighted average number of shares of common stock outstanding during the period (in thousands):
– Basic	249,957	248,272	250,221	248,125
– Diluted	256,273	248,272	256,387	248,125

[-15]

Interim consolidated statements of comprehensive income of NXP Semiconductors N.V.

(unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2011	July 1, 2012	July 3, 2011	July 1, 2012

Net income (loss)	97	(74)	298	(85)
Other comprehensive income (loss), net of tax:
Net investment hedge	—	(106)	—	(53)
Changes in fair value cash flow hedges	—	(2)	—	(2)
Foreign currency translation adjustments	(11)	52	(66)	35
Reclassification adjustments:
Net investment hedge	—	—	—	—
Changes in fair value cash flow hedges	—	—	—	—
Foreign currency translation adjustments	—	—	—	—

Other comprehensive income (loss)	(11)	(56)	(66)	(20)

Total comprehensive income (loss)	86	(130)	232	(105)

Attribution of comprehensive income (loss) for the period:
Comprehensive income (loss) attributable to stockholders	73	(146)	205	(134)
Comprehensive income (loss) attributable to non-controlling interests	13	16	27	29

Total comprehensive income (loss)	86	(130)	232	(105)

[-16]

Interim consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	December 31, 2011	July 1, 2012
Assets
Current assets:
Cash and cash equivalents	743	837
Accounts receivable – net	441	451
Other receivables	38	16
Assets held for sale	39	17
Inventories	618	644
Other current assets	87	96

Total current assets	1,966	2,061

Non-current assets:
Investments in equity-accounted investees	37	39
Other non-current assets	144	145
Property, plant and equipment, net of accumulated depreciation of $1,002 and $1,131	1,063	1,044
Identified intangible assets, net of accumulated amortization of $1,365 and $1,468	1,171	1,061
Goodwill	2,231	2,186

Total non-current assets	4,646	4,475

Total assets	6,612	6,536

Liabilities and equity
Current liabilities:
Accounts payable	455	524
Liabilities held for sale	21	5
Accrued liabilities	521	524
Short-term debt	52	52

Total current liabilities	1,049	1,105

Non-current liabilities:
Long-term debt	3,747	3,767
Other non-current liabilities	459	447

Total non-current liabilities	4,206	4,214

Equity:
Non-controlling interests	212	201
Stockholders’ equity:
Common stock, par value € 0.20 per share:
– Authorized: 430,503,000 shares (2011: 430,503,000 shares)
– Issued and fully paid: 251,751,500 shares (2011: 251,751,500 shares)	51	51
Capital in excess of par value	6,047	6,075
Treasury shares at cost:
– 4,281,943 shares (2011: 3,915,144)	(57)	(80)
Accumulated deficit	(5,219)	(5,333)
Accumulated other comprehensive income (loss)	323	303

Total Stockholders’ equity	1,145	1,016

Total equity	1,357	1,217

Total liabilities and equity	6,612	6,536

[-17]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2011	July 1, 2012	July 3, 2011	July 1, 2012

Cash flows from operating activities:
Net income (loss)	97	(74)	298	(85)
Income (loss) from discontinued operations, net of tax	2	—	(11)	(1)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	143	139	288	273
Net (gain) loss on sale of assets	(2)	—	13	—
(Gain) loss on extinguishment of debt	14	—	14	36
Results relating to equity-accounted investees	15	45	37	44
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	25	(45)	27	(15)
(Increase) decrease in inventories	(30)	(12)	(40)	—
Increase (decrease) in accounts payable and accrued liabilities	(110)	90	(311)	20
Decrease (increase) in other non-current assets	1	—	9	5
Exchange differences	(85)	104	(275)	51
Other items	11	22	29	38

Net cash provided by (used for) operating activities	81	269	78	366

Cash flows from investing activities:
Purchase of identified intangible assets	(2)	(7)	(4)	(14)
Capital expenditures on property, plant and equipment	(71)	(74)	(135)	(113)
Proceeds from disposals of property, plant and equipment	2	1	13	1
Purchase of other non-current financial assets	(1)	—	(1)	—
Proceeds from the sale of other non-current financial assets	1	—	2	1
Purchase of interests in businesses	—	(2)	—	(2)

Net cash (used for) provided by investing activities	(71)	(82)	(125)	(127)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	2	1	12	(4)
Amounts drawn under the revolving credit facility	200	—	200	330
Repayments under the revolving credit facility	—	(330)	—	(330)
Repurchase of long-term debt	(678)	—	(678)	(815)
Principal payments on long-term debt	(1)	(5)	(3)	(9)
Net proceeds from the issuance of long-term debt	496	331	496	795
Dividends paid to non-controlling interests	(67)	(39)	(67)	(39)
Cash proceeds from exercise of stock options	9	—	9	2
Purchase of treasury shares	—	(37)	—	(37)

Net cash provided by (used for) financing activities	(39)	(79)	(31)	(107)

Net cash provided by (used for) continuing operations	(29)	108	(78)	132

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	4	—	20	—
Net cash (used for) provided by investing activities	(10)	(45)	(20)	(45)
Net cash provided by (used for) financing activities	(2)	—	(2)	—

Net cash provided by (used for) discontinued operations	(8)	(45)	(2)	(45)

Net cash provided by (used for) continuing and discontinued operations	(37)	63	(80)	87

Effect of changes in exchange rates on cash positions	9	(8)	39	7

Increase (decrease) in cash and cash equivalents	(28)	55	(41)	94
Cash and cash equivalents at beginning of period	895	782	908	743

Cash and cash equivalents at end of period	867	837	867	837
Less: cash and cash equivalents at end of period – discontinued operations	8	—	8	—

Cash and cash equivalents at end of period – continuing operations	859	837	859	837

Principally due to the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-18]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. – Continued

(unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 3, 2011	July 1, 2012	July 3, 2011	July 1, 2012

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	80	30	164	145
Income taxes	7	5	18	9

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	3	1	15	2
Book value of these assets	(1)	(1)	(28)	(2)

	2	—	(13)	—

Other items:
Other items consist of the following non-cash elements in income:
Share-based compensation	5	15	18	24
Non-cash interest cost due to applying effective interest method	4	7	9	14
Others	2	—	2	—

	11	22	29	38

[-19]

Interim consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	323	1,145	212	1,357

Net income (loss)					(114)		(114)	29	(85)
Other comprehensive income						(20)	(20)		(20)
Share-based compensation plans			24				24		24
Issuance of additional shares:
Treasury shares	(1,094)		8	(31)			(23)		(23)
Shares issued pursuant to stock awards	727		(6)	8			2		2
Equity classified financial instruments			2				2		2
Dividends non-controlling interests								(40)	(40)

Balance as of July 1, 2012	247,470	51	6,075	(80)	(5,333)	303	1,016	201	1,217

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